Exhibit 99.9

This Exhibit contains forward-looking information, including certain projections as to future results. This forward-looking information and these projections were made as of the date of the Exhibit, and have not been updated or amended to reflect events and information obtained after the date of the Exhibit. No person intends to update or otherwise revise the forward-looking statements or any of the other information contained in this document to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events. The information in this Exhibit was not prepared with a view toward public disclosure. See “Forward-Looking Statements” in the proxy statement/prospectus set forth in this Registration Statement.

Exhibit 99.9

STRATEGIC RATIONALE

1.	Provides access to state of the art, high speed, low cost trading platform.

2.	Provides growth engine for new product expansion:

•	ETFs: Provides immediate benefit due to state of the art trading platform and reduced market data fee cannibalization.

•	Options: Provides immediate position (9% market share through PCX acquisition), although not great technology. Potential acquisition of Philadelphia provides technology and additional 11% market share.

•	Convertibles and Fixed Income: Provides state of the art trading platform.

3.	Provides significant (25% market share) position in OTC Equity market.

4.	Permits development of second tier listing business to compete with NASDAQ and become feeder to NYSE.

5.	Injects entrepreneurial, innovative management talent.

6.	Protects existing listed trading market share.

7.	Moves NYSE to for profit, public company in single transaction.

8.	Combination creates leading player in U.S. market to compete with global competitors and lead consolidation in U.S. market.

ISSUES

1.	Elimination of not-for-profit status

•	Is this good for US. investors?

2.	Impact on regulation

•	Can we maintain SRO status, particularly MFR?

•	Reporting, funding, legal structure

3.	Impact on relationships with Washington

•	House, Senate, White House, SEC, FED, Treasury

4.	Degree of difficulty of execution

•	Are we trying to do too many things at the same time?

•	Management talent / depth

5.	Cultural impact

•	Management

•	Floor

6.	Separation of equity ownership and trading right

•	Should the trading right be owned by the exchange and licensed to the participants?

•	How is the pricing determined and how do we guarantee access?

7.	Ability to maintain two tier listing brands. Impact of second tier listing on first tier listing value proposition.

DEAL STRUCTURE (TENTATIVE)

Holding Company with four principal subsidiaries

•	Navy, Army, Options, Regulation

Holding company ownership - 70% Navy / 30% Army

Offer to Navy members: Exchange current seat for cash and stock of holding company

Tentative Valuation:

	Navy	Army	Combined w/ Synergies
2006P Net Income	$140mm	$71mm	$217mm

Combined Market Value at Assumed Multiple of 20x: $4.34b

Navy Implied Value: $3.0b

Navy Implied Value per Seat: $2.2mm

Proposed offer to Navy seatholders: $2.2mm stock plus $300,000 cash

Board of Directors: Navy Board [Plus one or two Army]

Mechanism for licensing of trading right:

Sale restrictions on holding company shares:

•	Multi-year lock-ups on Navy holders

•	Multi-year lock-ups on Army significant shareholders

Voting agreement for Navy holders

Employee stock ownership program

Anti-takeover provisions in holding company charter

Dividend policy